INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

June 21, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 12 to the Registration Statement on Form F-1
File No. 333-266965
Filed June 1, 2023

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 7, 2023 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 12 to Registration Statement on Form F-1

Exhibits

1.	We note that the Exhibit 5.1 legal opinion refers to an initial public offering of up to $5,000,000, which does not appear to correspond to the number of shares and maximum offering price disclosed on the prospectus cover or the fee table. Please revise Exhibit 5.1 to clearly cover all of the shares being registered (including the overallotment shares, the shares underlying the underwriter warrants and the shares to be sold by the selling stockholders). Additionally, the opinion regarding the selling stockholder shares should state that the shares currently “are,” not “will be,” validly issued, fully paid and non- assessable. Refer to Section II.B.2.h of Staff Legal Bulleting No. 19.

Response: The Company acknowledges the Staff’s comment and the Exhibit 5.1 legal opinion has been revised as requested.

2.	We note assumptions (b) and (c) of Exhibit 5.1. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts, including that the company has taken all corporate actions necessary to authorize the issuance of the securities. Please ask counsel to support these assumptions. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and the Exhibit 5.1 legal opinion has been revised as requested.

3.	Please file the underwriter’s warrant as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and has amended the exhibit index to include the underwriter’s warrant, which has been filed with the Amended Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.